tZERO DIGITAL ASSET SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 15c3-1 AND 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

These financial statements should be treated as confidential in accordance with Rule 17a-5(e)(3).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70879

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: tZERO Digital Asset Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Washington Blvd, Suite 300
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Renata Clemente	917-515-1416	rclemente@tzero.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renata Clemente, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tZERO Digital Asset Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principle Financial Officer

[signature]
Notary Public

NOELIA NUNEZ SANTOS
Notary Public - State of New York
NO. 01NU0030056
Qualified in New York County
My Commission Expires Oct 23, 2028

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

tZERO DIGITAL ASSET SECURITIES, LLC FINANCIAL STATEMENTS AS
OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 9





Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of tZERO Digital Asset Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of tZERO Digital Asset Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of tZERO Digital Asset Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of tZERO Digital Asset Securities, LLC's management. Our responsibility is to express an opinion on tZERO Digital Asset Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to tZERO Digital Asset Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie

Haynie
Salt Lake City, Utah
February 27, 2026

We have served as tZERO Digital Asset Securities, LLC's auditor since 2024.

tZERO DIGITAL ASSET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	854,100
Accounts Receivable		53,635
Due from Affiliates		28,293
Prepaid expense		26,626
Other assets		1,227
TOTAL ASSETS	$	963,881

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Accrued expenses and other liabilities	$	49,687
Due to affiliates		168,689
TOTAL LIABILITIES		218,376
Commitments and Contingencies (Note 6)		-
Member's Equity		745,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	963,881

The accompanying notes are an integral part of these financial statements

tZERO DIGITAL ASSET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1.   ORGANIZATION

tZero Digital Asset Securities, LLC (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's principal place of business is Jersey City, New Jersey.

The Company is a single-member limited liability corporation wholly owned by tZERO Broker Services, LLC ("Parent"), which is wholly owned by tZERO Group, Inc. ("Ultimate Parent"). The Company is economically dependent on the Parent for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of the Company.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Operating Segments and Related Disclosures

We manage our company as one reportable operating segment, focused on Broker-Dealer services. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's President.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the entity level. The CODM assesses performance for the single operating segment and decides how to better allocate resources based on net income or other applicable benchmarks such as transaction volume or fee-based revenue, which are reported on the Statements of Income. The Company's objective in making resource allocation decisions is to optimize financial results. The accounting policies of our financial segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements included herein.

tZERO DIGITAL ASSET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash

Cash consists of funds on deposit at Bank of Montreal (BMO). Financial instruments that potentially subject the Company to concentration of credit risk consist of cash deposits. The account at BMO is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2025, the Company had $604,100 in excess of the FDIC insured limit.

Interest income

Interest income consists of interest earned from the Company's cash and deposited at financial institutions.

Receivables and Credit Policy

Receivables are obligations due from the customer under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency.

Current Expected Credit Loss

The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company had no allowance for expected credit losses as of December 31, 2025.

<u>Revenue Recognition</u>

The Company's revenues are primarily derived from (1) custodial fee arrangements and (2) advisory fee arrangements related to custodial services.

Nature of Services and Performance Obligations

The Company provides custodial services to issuers under contractual arrangements. The Company's contracts generally contain a single performance obligation to provide custodial services, which are capable of being distinct and are separately identifiable within the context of the contract. The performance obligation is satisfied over time because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Transaction Price and Variable Consideration

Custodial fee revenue is generally earned based on contractual rates of 35 basis points (0.35%) applied to assets under management (AUM), as defined in the applicable custodial agreement. The transaction price for these arrangements is determined using the contractually specified fee formula and is affected primarily by changes in AUM.

Advisory fee revenue related to custodial services is earned pursuant to contractual arrangements in which the Company is reimbursed for actual costs incurred plus a fixed markup of 10%. The transaction price for these arrangements is based on actual costs incurred in providing the services plus the contractual markup.

To the extent consideration includes variability (e.g., changes in AUM or reimbursable costs), the Company includes amounts in revenue as the uncertainty is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.

Allocation of Transaction Price

Because the Company's arrangements generally include a single performance obligation to provide custodial services, the transaction price is not allocated to multiple performance obligations.

Timing of Revenue Recognition

Custodial fee revenue and advisory fee revenue are recognized over time as the custodial services are provided. Revenue is recognized in the period in which the services are performed based on the continuous transfer of services to the customer over the contract term.

Invoicing, Payment Terms, and Contract Balances

The Company invoices customers in accordance with its custodial agreements, and payment is generally due within contractually stated terms (typically up to 30 days). The Company recognizes an accounts receivable when it has an unconditional right to consideration, which generally occurs upon invoicing.

The Company's contracts generally do not result in material contract assets because the Company's right to consideration is typically unconditional when services are billed. Contract liabilities (deferred revenue) are recognized only to the extent amounts are billed or received in advance of services being performed, which is not typical for the Company's arrangements.

Significant Financing Component

The Company's contracts generally do not include a significant financing component because the period between when services are performed and when the customer pays is short.

For further information, see Note 3, Revenue from Contracts with Customers.

Other Income

Other income consists of miscellaneous income and interest on cash deposits. Interest income is recognized as earned. Miscellaneous income is recognized in accordance with its underlying nature.

Contract Assets and Contract Liabilities

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. Contract assets represent revenue recognized for services performed for which the right to payment is conditional; the Company did not have any contract assets as of December 31, 2025.

The Company records a contract liability when consideration is received from customers prior to the satisfaction of the related performance obligations. There were no contract liabilities recognized as of December 31, 2025.

Receivables arise when the Company has an unconditional right to consideration for services provided. Accounts receivable from contracts with customers were $0 at January 1, 2025 and $53,635 at December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period, including allowance for credit losses, litigation accruals and other estimates. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is disregarded for federal and state income tax purposes. Accordingly, the Company does not file separate income tax returns, and its taxable income or loss is included in the income tax returns of its Ultimate Parent.

The Company is party to an expense-sharing agreement with its Ultimate Parent under which certain operating expenses are allocated and reimbursed. Amounts reimbursed under this agreement are recorded as operating expenses in the accompanying financial statements. The expense-sharing agreement does not constitute a tax-sharing or tax-allocation agreement.

As a result, the Company does not record current or deferred income tax expense, income tax payable, or deferred tax assets or liabilities in its financial statements. For the year ended December 31, 2025, no provision for income taxes was recorded.

The Company accounts for uncertainty in income taxes in accordance with ASC Topic 740, Income Taxes. The Company has determined that there are no uncertain tax positions requiring recognition or disclosure in the financial statements as of December 31, 2025.

Due to Customers

These accounts represent the retail customer and issuing broker dealer cash balances custodied by the Company. Due to customer balances are reported on a trade date basis on the statement of financial condition and are due to be repaid to customers upon demand.

NOTE 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides a breakdown of the Company's revenue from contracts with customers by business line. A total revenue is concentrated in two clients: tZERO Group (TZROP) at 74%, DASN at 26%.

Business line	Revenue classification	Year ended December 31, 2025	
Secondary Offering	Custodial Services	$	152,010
Secondary Offering	Advisory income		52,111
Total revenues		**$**	**204,121**

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company is required to maintain minimum net capital equal to the greater of $250,000 or the minimum ratio requirement as defined in SEC Rule 15c3-1. On December 31, 2025, the Company had net capital of $635,723, which was $385,723 in excess of its required net capital.

NOTE 5.   RELATED PARTY AND AFFILIATED TRANSACTIONS

The Company previously entered into an expense sharing agreement with tZERO Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of the Ultimate Parent. For the year ended December 31, 2025, the Company paid and incurred technology related services, rent and managerial support to tZERO Technologies, LLC. The expense share amounts were determined by an allocation of technology related services and rent based on trade activity and number of users accessing the services. There were associated expenses of $83,746 for the year ended December 31, 2025, in data processing fees on the statement of operations, as of December 31, 2025, there was an associated payable of $27,724.

The Company previously entered into a service and expense sharing agreement with the Direct Parent. The expense share amounts were determined by an allocation of payroll & benefits for employees' time spent between the Direct Parent and the Company, as well as an allocation of office space and associated utilities between the Direct Parent and the Company. There were associated expenses of $502,712 in affiliate service and support fees, $129,561 in professional fees and $27,724 in occupancy on the statement of operations for the year ended December 31, 2025, and as of December 31, 2025, there was an associated payable of $140,965.

The Company provides custodial services to its ultimate parent, tZERO Group, Inc. For the year ended December 31, 2025, the Company recognized custodial services revenue of $150,486. As of December 31, 2025, the Company recorded a related-party receivable of $16,108.

Occasionally, the Company conducts business with an affiliated entity under common ownership, tZERO Securities, resulting in associated receivable of $12,185, which remained opened as of December 31, 2025.

The Company provides custodial services to Digital Asset Settlement Network, LLC ("DASN"), a joint venture of which its affiliated broker-dealer, tZERO Securities LLC, is a member and equity holder. Services are performed pursuant to contractual arrangements negotiated at arm's length with DASN and its platform participants. The business relationship commenced on July 15, 2025, and TDAS billed a total of $52,111 for services provided from the launch date through December 31, 2025. Revenue consists of reimbursement of actual costs incurred plus a fixed markup of 10%.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities requiring recognition or disclosure in the financial statements.

From time to time, the Company may be involved in legal and regulatory proceedings, including claims, suits, and complaints, arising in the ordinary course of business. Management evaluates such matters in consultation with legal counsel to determine the need for accrual or disclosure in accordance with applicable accounting guidance.

The Company can be party to certain legal and regulatory proceedings, including claims, suits and complaints, arising in the ordinary course of business. Based upon information currently available and the advice of counsel, the Company believes that there are no pending legal or regulatory matters that are probable or reasonably possible of resulting in a material adverse effect on the Company's financial position, results of operations, or cash flows as of December 31, 2025.

NOTE 7.   GUARANTEES AND INDEMNIFICATIONS

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees effective as of December 31, 2025.

NOTE 8.   SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 27, 2026, the date these financials statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the accompanying financial statements other than as stated below.

In connection with the expense sharing arrangement with tZERO Digital Securities, LLC and tZERO Broker Services, LLC and tZERO Technologies, LLC, on February 18th the company made a payment of $168,689 to affiliates representing settlement of its outstanding intercompany balance as of Dec 31st. 2025.